Exhibit 99.1

ITW NEWS RELEASE

ITW Reports 2012 First Quarter Diluted Income Per Share from Continuing Operations of $0.97; Total Revenues Grow 6.4 Percent and Organic Revenues Increase 3.2 Percent; Company Repurchases $474 Million of Shares; Company Raises Full-Year Earnings Per Share Range to $4.14 to $4.38

GLENVIEW, ILLIN0IS—April 24, 2012—Illinois Tool Works Inc. (NYSE: ITW) today reported first quarter 2012 diluted income per share from continuing operations of $0.97. Excluding a one-time tax benefit of $0.33 associated with an Australian tax matter in the 2011 first quarter, diluted income per share from continuing operations in the 2012 first quarter increased 10.2 percent versus the year-ago period.

First quarter 2012 financial and operating highlights versus the 2011 first quarter included:

- Total revenues of $4.55 billion increased 6.4 percent.

- Organic or base revenues grew 3.2 percent, with North American organic revenues increasing 6.6 percent and international organic revenues were essentially flat. European organic revenues decreased 1.2 percent while Asia Pacific organic revenues grew 3.1 percent.

- Acquisitions net of divestitures added 4.4 percent to revenues while currency translation negatively impacted revenues by 1.3 percent.

- Operating income of $705.0 million grew 7 percent.

- Operating margins of 15.5 percent improved 10 basis points.

- Total revenues for the Power Systems and Electronics segment increased 11.1 percent. Segment organic revenues grew 6.9 percent due to the ongoing strength of the worldwide welding businesses. Due to strong demand from heavy equipment manufacturers and energy producers, organic revenues for worldwide welding grew 18.6 percent. The Company's electronics businesses were hampered by weak worldwide consumer demand and related inventory destocking. Total electronics organic revenues declined 10.5 percent. Segment operating margins totaled 21.4 percent.

- The Company returned more than $600 million to shareholders through share repurchase of $474 million and dividends paid of $174 million. At the end of the first quarter, the Company had $3.4 billion remaining in its share repurchase authorization.

- The Company continued to divest non-core assets as part of its longer-term portfolio strategy. ITW concluded the sale of its $375 million finishing business to Graco Inc. on April 2, 2012, in a $650 million cash transaction. The estimated pre-tax gain of $450 million will be recorded in the second quarter as part of discontinued operations.

"Our strong first quarter operating performance reflects a number of ITW attributes: balanced geographic footprint, our established 80/20 operating discipline and our return-based approach to allocating cash to both our businesses and our shareholders," said David B. Speer, chairman and chief executive officer. "Both our first quarter earnings and operating margins exceeded our expectations and our return on invested capital was within our target range. Despite uneven end market demand in Europe, we remain optimistic about our full-year prospects."

Largely due to better-than-expected first quarter results and share repurchase activity, the Company is raising its forecast for 2012 full-year diluted income per share from continuing operations. The Company expects full-year guidance to be in the range of $4.14 to $4.38 versus the prior forecasted range of $4.02 to $4.26. Full-year revenue growth is expected to be in a range of 5.0 percent to 7.0 percent. For the 2012 second quarter, the Company is forecasting diluted income per share from continuing operations to be in the range of $1.08 to $1.16 and assumes a total revenue growth range of 3.5 percent to 6.0 percent.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted income per share from continuing operations and total revenue growth. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's 2011 Form 10-K.

Celebrating its 100-year anniversary in 2012, ITW is a Fortune 200 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The Company focuses on profitable growth and strong returns across worldwide platforms and businesses. These businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's revenues totaled $17.8 billion in 2011, with more than half of these revenues generated outside of the United States.

CONTACT: John L. Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(In millions except per share amounts)

	THREE MONTHS ENDED MARCH 31,	
	2012	**2011**
Operating Revenues	$ 4,547	$ 4,272
Cost of revenues	2,911	2,762
Selling, administrative, and research and development expenses	859	796
Amortization of intangible assets	72	55
Operating Income	705	659
Interest expense	(50)	(44)
Other income (expense)	8	6
Income from Continuing Operations Before Income Taxes	663	621
Income Taxes	192	15
Income from Continuing Operations	471	606
Income from Discontinued Operations	15	17
Net Income	$ 486	$ 623
Income Per Share from Continuing Operations:		
Basic	$0.98	$1.22
Diluted	$0.97	$1.21
Income Per Share from Discontinued Operations:		
Basic	$0.03	$0.03
Diluted	$0.03	$0.03
Net Income Per Share:		
Basic	$1.01	$1.25
Diluted	$1.00	$1.24
Shares outstanding during the period:		
Average	482.0	498.6
Average assuming dilution	485.6	502.7

ESTIMATED FREE OPERATING CASH FLOW

	THREE MONTHS ENDED MARCH 31,	
	2011	**2010**
Net cash provided by operating activities	$ 323	$ 145
Less: Additions to plant and equipment	(84)	(89)
Free operating cash flow	$ 239	$ 56

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)
(In millions)

ASSETS		MARCH 31, 2012		DECEMBER 31, 2011
Current Assets:				
Cash and equivalents	$	1,304	$	1,178
Trade receivables		3,134		2,819
Inventories		1,824		1,716
Deferred income taxes		370		366
Prepaid expenses and other current assets		360		384
Assets held for sale		397		386
Total current assets		7,389		6,849
Net plant and equipment		2,100		2,025
Investments		287		409
Goodwill		5,489		5,198
Intangible assets		2,400		2,233
Deferred income taxes		593		634
Other assets		686		636
	$	18,944	$	17,984

LIABILITIES and STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$	1,244	$	502
Accounts payable		831		697
Accrued expenses		1,388		1,435
Cash dividends payable		172		174
Income taxes payable		39		57
Deferred income taxes		5		5
Liabilities held for sale		98		107
Total current liabilities		3,777		2,977
Noncurrent Liabilities:				
Long-term debt		3,521		3,488
Deferred income taxes		120		117
Other liabilities		1,391		1,368
Total noncurrent liabilities		5,032		4,973
Stockholders' Equity:				
Common stock		5		5
Additional paid-in-capital		770		686
Income reinvested in the business		12,108		11,794
Common stock held in treasury		(3,175)		(2,692)
Accumulated other comprehensive income		410		224
Noncontrolling interest		17		17
Total stockholders' equity		10,135		10,034
	$	18,944	$	17,984

ILLINOIS TOOL WORKS INC. AND SUBSIDIARIES
GAAP TO NON-GAAP RECONCILIATION

(In millions except per share amounts)	Three Months Ended March 31				Increase/ (Decrease)
	2012		**2011**		
Income from Continuing Operations	$	471	$	606	(22.4)%
Adjustment for Q1 2011 Australian tax matter		—		(166)	
Income from Continuing Operations adjusted to exclude Q1 2011 tax matter*	$	471	$	440	7.0%
Diluted EPS from Continuing Operations	$	0.97	$	1.21	(19.8)%
Adjustment for Q1 2011 Australian tax matter		—		(0.33)	
Diluted EPS from Continuing Operations adjusted to exclude Q1 2011 tax matter*	$	0.97	$	0.88	10.2%
Tax Rate		29.0%		2.3%	26.7pts
Adjustment for Q1 2011 Australian tax matter		0.0%		26.7%	
Tax Rate adjusted to exclude Q1 2011 tax matter*		29.0%		29.0%	0pts

*Q1 2011 excludes a $165.9 million tax benefit, or $0.33 per share, associated with an Australian tax matter.

ILLINOIS TOOL WORKS INC.
SEGMENT DATA
FIRST QUARTER 2012
(In Millions)

	Current Quarter		
		F/(U) 2011	
	2012	**$**	**%**
Transportation			
Revenues	923	84	10.0%
Operating income	151	14	10.3%
Op margin %	16.3%		
Change in margin % vs prior year	0.0pts		
Power Systems & Electronics			
Revenues	791	79	11.1%
Operating income	169	20	13.1%
Op margin %	21.4%		
Change in margin % vs prior year	0.4pts		
Industrial Packaging			
Revenues	612	20	3.4%
Operating income	68	7	11.1%
Op margin %	11.0%		
Change in margin % vs prior year	0.7pts		
Food Equipment			
Revenues	473	—	(0.1)%
Operating income	76	9	12.1%
Op margin %	16.0%		
Change in margin % vs prior year	1.8pts		
Construction Products			
Revenues	469	5	1.1%
Operating income	36	(10)	(20.9)%
Op margin %	7.7%		
Change in margin % vs prior year	(2.1)pts		
Polymers & Fluids			
Revenues	303	16	5.5%
Operating income	46	5	12.6%
Op margin %	15.1%		
Change in margin % vs prior year	0.9pts		
Decorative Surfaces			
Revenues	275	7	2.8%
Operating income	36	2	7.3%
Op margin %	13.2%		
Change in margin % vs prior year	0.5pts		
All Other			
Revenues	716	58	8.9%
Operating income	123	(1)	(0.5)%
Op margin %	17.2%		
Change in margin % vs prior year	(1.6)pts		
Intercompany Revenues	(15)	6	
As Reported on the Statement of Income			
Revenues	4,547	275	6.4%
Operating income	705	46	7.0%
Op margin %	15.5%		
Change in margin % vs prior year	0.1pts		